Exhibit 99.1

GOLD ROYALTY ReportS Third Quarter 2024 Results; Record Revenue for the First Nine Months of 2024

Vancouver, British Columbia – November 4, 2024 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce the filing of its operating and financial results for the three and nine months ended September 30, 2024. All amounts are expressed in U.S. dollars unless otherwise noted.

David Garofalo, Chairman and CEO of Gold Royalty, commented: “The third quarter of 2024 marked an important inflection point for Gold Royalty. Our outlook continues to grow increasingly positive with the ramp up and construction of several key assets across our portfolio. We achieved record revenues, a stable expense profile, and positive net income through the first nine months of 2024 and have reiterated our full year guidance for expected Total Revenue, Land Agreement Proceeds and Interest* of $13 to $14 million in 2024. We continue to be excited about the outlook for 2025 as well, with more cash flowing assets, strong commodity prices, and our stable cost structure expected to translate to growing revenues and cash flows next year.”

Third Quarter 2024 Results Summary:

The following table sets forth selected financial information for the three and nine months ended September 30, 2024:

	For the three months ended September 30		For the nine months ended September 30
	2024	2023	2024	2023
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Revenue	2,060	797	6,748	2,032
General, administrative and project evaluation costs	(2,428)	(2,217)	(7,436)	(8,307)
Net income (loss)	3,423	(1,817)	(218)	(7,396)
Net income (loss) per share, basic	0.02	(0.01)	(0.00)	(0.05)
Net income (loss) per share, diluted	0.02	(0.01)	(0.00)	(0.05)
Cash provided by (used in) operating activities	(42)	(1,751)	1,281	(5,149)
Non-IFRS and Other Measures
Total Revenue, Land Agreement Proceeds and Interest*	2,601	1,370	9,001	3,897
Cash Operating Expenses*	(1,963)	(1,642)	(5,878)	(5,987)
Adjusted Net Income (Loss)*	4,238	(1,095)	1,571	(4,900)
Adjusted Net Income (Loss) Per Share, basic*	0.03	(0.01)	0.01	(0.03)
Adjusted Net Income (Loss) Per Share, diluted*	0.02	(0.01)	0.01	(0.03)
Total Gold Equivalent Ounces (“GEOs”)*	1,051	711	4,017	2,036

* Total Revenue, Land Agreement Proceeds and Interest, Cash Operating Expenses, Adjusted Net Loss, Adjusted Net Loss Per Share, basic and diluted and Total GEOs are each non-IFRS measures and do not have a standardized meaning under IFRS. See “Non-IFRS Measures” for further information.

For further detailed information, please refer to the Company’s unaudited condensed interim consolidated financial statements and management’s discussion and analysis for the three and nine months ended September 30, 2024, copies of which are available under the Company’s profile at www.sedarplus.ca and www.sec.gov.

Third Quarter 2024 Highlights:

●	Approximate 160% increase in revenue and 90% increase in Total Revenue, Land Agreement Proceeds and Interest in the third quarter of 2024 from the same period in 2023.
●	In the third quarter of 2024, the Company recorded its second consecutive quarterly royalty payment from the Côté Gold Mine and continued to benefit from its existing cash flowing royalties on the Borborema Project and the Canadian Malartic, Cozamin, and Borden Mines. The Company’s royalty generator model added $0.4 million in land agreement proceeds in the quarter.
●	Net income per share and Adjusted Net Income Per Share in the third quarter of 2024 was $0.02 and $0.03, respectively, compared to a net loss per share and Adjusted Net Loss Per Share in the third quarter of 2023 of $0.01 and $0.01, respectively.
●	The Company remains on track to achieve its annual guidance of between 6,500 and 7,000 GEOs for 2024, which equates to approximately $13 million to $14 million in forecasted Total Revenue, Land Agreement Proceeds and Interest, as it expects to benefit from the Vares Mine and Côté Gold Mine achieving full capacity by the end of the year and strong commodity prices. See “Notice to Investors” below for further information.

Portfolio Update:

Odyssey Mine (3.0% net smelter return (“NSR”) royalty over the northern portion of the mine): Agnico Eagle Mines Limited (“Agnico Eagle”) owns and operates the Canadian Malartic Complex which is one of the world’s largest gold mining operations and is comprised of the open-pit Canadian Malartic mine and the underground Odyssey mine. The Canadian Malartic complex is progressively transitioning from open pit to underground mining between 2023 and 2028.

On October 30, 2024, Agnico Eagle announced its results for the third quarter of 2024, disclosing that ramp development and shaft sinking activities were progressing on-schedule, having reached a depth of 873 meters and 839 meters, respectively. Exploration drilling was conducted at the East Gouldie, Odyssey North and Odyssey South deposits, with surface drill holes intersecting the Odyssey Internal Zones with positive assay results. Agnico Eagle highlighted that this demonstrated the potential to add new mineral reserves and resources to the Odyssey Internal Zones and that they could be brought into production with existing infrastructure.

Additionally, regional exploration work has accelerated in the eastern portion of the Canadian Malartic Property, with widely spaced diamond drilling totaling over 15,000 meters during the third quarter of 2024 (41,700 meters during 2024) on the Rand Malartic and Malartic Goldfields properties. Gold Royalty holds a 1.5% NSR royalty over the Midway property part of the Malartic Goldfields property.

For further information see Agnico Eagle’s news release dated October 30, 2024, available under its profile on www.sedarplus.ca.

Vares Mine (100% Copper Stream with ongoing payments of 30% of the spot copper price): On October 28, 2024, Adriatic Metals Ltd. (“Adriatic”) issued its third quarter activities report. Highlights in the third quarter included the ramp-up of production at Vares with nameplate production expected in the fourth quarter of 2024. In the third quarter, 63,100 tonnes of ore was mined with tonnes milled increasing by 123% quarter over quarter. Underground development rates also increased by 13%, compared to the previous quarter. Exploration activities continued to advance drilling over 3,809 meters during the quarter and 13,283 meters in total over 2024. Additionally, Adriatic has received permits for the first phase of its Veovaca tailings storage facility, with construction having commenced already and expected by Adriatic to be finished in December 2024.

For further information see Adriatic’s ASX Announcement dated October 28, 2024.

Côté Gold Mine (0.75% NSR royalty over the southern portion of the mine): On October 15, 2024, IAMGOLD Corporation (“IAMGOLD”) provided an update on Côté Gold Mine operations which outlined third quarter gold production of 68,000 gold ounces and that the ramp up of the processing plant remains on track to exit the year at 90% of the design throughput rate of 36,000 tonnes per day (“tpd”). Record daily throughput of 40,900 tpd (+14% above nameplate) has been achieved following the scheduled shutdown in September. IAMGOLD disclosed that, since October 2, 2024, the plant has averaged a daily throughput of 30,000 tpd, equating to an average of 83% of nameplate design.

For further information see IAMGOLD’s news release dated October 15, 2024, available under its profile on www.sedarplus.ca.

Granite Creek Mine Project (10.0% net profit interest): In its management’s discussion and analysis for the three and six months ended June 30, 2024, i-80 Gold (“i-80”) announced mineralized material had been accessed for the first time from the South Pacific Zone. Additionally, mining rates are expected to increase as i-80 continues to de-water the project and advance development of the South Pacific Zone.

On September 18, 2024, i-80 announced the appointment of Richard Young as CEO and director, disclosing that he brings strong experience in Nevada including operational positions with Barrick Gold at its Goldstrike Mine, one of the largest gold mines in North America. i-80 noted that Richard was the founder and CEO of Teranga Gold Corporation, playing a key role in its transformation from a single asset producer into a successful low-cost, mid-tier gold producer that was ultimately acquired by Endeavour Mining PLC in 2021 for more than C$2.5 billion.

For further information see i-80’s management discussion and analysis for the three and six months ended June 30, 2024, and news release dated September 18, 2024, available under its profile on www.sedarplus.ca.

Cozamin Mine (1.0% NSR royalty over the southeastern portion of the property): On October 31, 2024, Capstone announced its third quarter 2024 results which outlined that third quarter 2024 production was 2% higher than the third quarter 2023 due to higher mill throughput driven by mine sequencing. Grades and recoveries were consistent with the same period last year.

For further information see Capstone’s news release dated October 31, 2024, available under its profile on www.sedarplus.ca.

Whistler Gold-Copper Project (1.0% NSR royalty and right to acquire an additional 0.75% NSR royalty): On October 7, 2024, U.S. GoldMining Inc. (“U.S. GoldMining”) released an updated Mineral Resource Estimate for the Whistler project increasing Indicated resources to 294 million tonnes (“Mt”) at 0.68 grams per tonne (“g/t”) gold equivalent for 6.48 million gold equivalent ounces, and Inferred resources of 198 Mt at 0.65 g/t gold equivalent for 4.16 million gold equivalent ounces.

For more information, refer to U.S. GoldMining’s news release dated October 7, 2024, available under its profile at www.sedarplus.ca.

Tonopah West Project (3.0% NSR royalty): On September 4, 2024, Blackrock Silver Corp. (“Blackrock Silver”) announced the results of a preliminary economic assessment over the Tonopah West Project with an effective date of September 4, 2024. The economic assessment envisions an operation with an 8-year mine life, producing 424,000 payable gold ounces and approximately 31.8 million payable silver ounces at a low-cost with an all in sustaining cost of $11.96/oz of silver. The results of such assessment are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them to be classified as mineral reserves.

For further information see Blackrock Silver’s news release dated September 4, 2024, available under its profile on www.sedarplus.ca.

South Railroad (0.44% NSR royalty over a portion of the project): On October 31, 2024, Orla Mining Ltd. (“Orla”) provided an update on exploration and permitting at its South Railroad Project within the “South Carlin Complex” in Nevada. Significant gold intercepts indicate strong potential to expand oxide gold mineralization beyond the projected open pit boundaries and extend the projected mine life at the Pinion and Dark Star deposits. Higher grade sulphide gold mineralization is also being encountered. Orla has now integrated the recently acquired Pony Creek property and the larger, enhanced land package will now be referred to as the “South Carlin Complex”. This area includes the South Railroad Project, which hosts multiple mineralized zones and exploration targets along a 30-kilometre strike length on the Carlin Trend covering approximately 25,000 hectares.

Significant permitting progress at the South Railroad Project has been made at the federal and state levels to advance the posting of the Notice of Intent in early 2025, with Orla targeting a Record of Decision by mid-2026. Following this approval, construction on the South Railroad Project would commence, with first gold production anticipated by Orla in 2027.

For further information see Orla’s news release dated October 31, 2024, available under its profile on www.sedarplus.ca.

Royalty Generator Model Update

Our royalty generator model continues to generate positive results with seven new royalties added in the nine months ended September 30, 2024. We have generated 47 royalties since the acquisition of Ely Gold Royalties Inc. in 2021 through this model.

We currently have 32 properties subject to land agreements and 6 properties under lease generating land agreement proceeds. The model continues to incur low operating costs with only $0.06 million spent on maintaining the mineral interests in the nine months ended September 30, 2024.

Third Quarter 2024 Results Conference Call Details

A conference call will be held on Tuesday, November 5, 2024, starting at 11:00 am ET (8:00 am PT) to discuss these results. To participate in the live call, please use one of the following methods:

Webinar: Click Here

US (toll-free): 1-866-652-5200

Canada (toll-free): 1-855-669-9657

International: 1-412-317-6060

The third quarter 2024 presentation materials will be available on Gold Royalty’s website at www.goldroyalty.com and a replay of the event will be available following the presentation.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Jackie Przybylowski

Vice President, Capital Markets

Peter Behncke

Director, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under Canadian National Instrument 43-101 (“NI 43-101”) and has reviewed and approved the technical information disclosed in this news release.

Notice to Investors

For further information regarding the project updates regarding properties underlying the Company’s royalties, stream and other interests, please refer to the disclosures of the operators thereof, including the news releases referenced herein and the other disclosures of such operators. Disclosure relating to properties in which Gold Royalty holds interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

The 2024 outlook, including forecasted total GEOs, is based on public forecasts, expected development timelines and other disclosure by the owners and operators of the properties underlying our interests and our assessment thereof.

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: estimated future total GEOs, Total Revenues and Land Agreement Proceeds, expected future cash flows; expectations regarding the operations and/or development of the projects underlying the Company’s royalties, stream and other interests, including the estimates of the operators thereof their timing and ability to achieve production; and expectations regarding the Company’s growth and statements regarding the Company’s plans and strategies. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s interests, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalties, stream and other interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Non-IFRS Measures

The Company has included in this document, certain performance measures, including: (i) Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Per Share; (ii) Total GEOs; (iii) Total Revenue, Land Agreement Proceeds and Interest; and (iv) Cash Operating Expenses, which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Per Share

Adjusted Net Income (Loss) is calculated by adding land agreement proceeds credited against other mineral interests, loan interest earned on the gold-linked loan, convertible debentures-accretion, transaction related and non-recurring general administrative expenses* and share of (gain) loss in associate and deducting the following from net income (loss): dilution gain in associate, changes in fair value of derivative liabilities, embedded derivatives, short-term investments and gold-linked loan, gain (loss) on loan modification, foreign exchange gain (loss) and other income. Adjusted Net Income (Loss) Per Share, basic and diluted, have been determined by dividing the Adjusted Net Income (Loss) by the weighted average number of common shares for the applicable period. Management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The following is a reconciliation of net income (loss) to Adjusted Net Income (Loss), Per Share, basic and diluted for the periods indicated:

	For the three months ended September 30		For the nine months ended September 30
	2024	2023	2024	2023
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Net income (loss) after income taxes for the period	3,423	(1,817)	(218)	(7,396)
Land agreement proceeds credited against other mineral interests	254	347	1,467	1,639
Pre-acquisition royalty revenue credited against Cozamin purchase price	—	226	—	226
Gold-linked convertible loan interest from Borborema	287	—	786	—
Convertible debentures - accretion	454	—	1,275	—
Transaction related and non-recurring expenses	141	64	416	699
Share of (gain) loss in associate	67	(22)	(33)	(244)
Dilution gain in associate	—	—	(9)	(12)
Change in fair value of derivative liabilities	—	(3)	—	(242)
Change in fair value of gold-linked loan to Borborema	(400)	—	(1,350)	—
Change in fair value of short-term investments	30	142	(19)	219
Change in fair value of embedded derivatives	(99)	—	(469)	—
Foreign exchange (gain) loss	103	(30)	116	77
Loan modification (gain) loss	—	—	(310)	249
Other income	(22)	(2)	(81)	(115)
Adjusted Net Income (Loss)	4,238	(1,095)	1,571	(4,900)

Weighted average number of common shares
Basic	169,152,636	144,970,285	156,162,298	144,609,320
Diluted	170,233,750	144,970,285	156,162,298	144,609,320
Adjusted Net Income (Loss) Per Share
Basic	0.03	(0.01)	0.01	(0.03)
Diluted	0.02	(0.01)	0.01	(0.03)

* Transaction related, and non-recurring general administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the nine months ended September 30, 2024, transaction related and non-recurring professional fees primarily related to an ongoing tax review and internal reorganization.

Total GEOs

Total GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable period:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For the three months ended September 30, 2024	2,475	2,601	1,051
For the three months ended September 30, 2023	1,927	1,370	711
For the nine months ended September 30, 2024	2,241	9,001	4,017
For the nine months ended September 30, 2023	1,914	3,897	2,036

Total Revenue, Land Agreement Proceeds and Interest

Total Revenue, Land Agreement Proceeds and Interest are determined by adding land agreement proceeds credited against other mineral interests and interest received under the gold-linked loan. The Company has included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The following is a reconciliation of Total Revenue, Land Agreement Proceeds and Interest to total revenue for the three and nine months ended September 30, 2024, respectively:

	For the three months ended September 30		For the nine months ended September 30
	2024	2023	2024	2023
(in thousands of dollars)	($)	($)	($)	($)
Royalty	1,172	573	3,177	1,206
Pre-acquisition royalty revenue credited against Cozamin purchase price	—	226	—	226
Advance minimum royalty and pre-production royalty	807	153	2,250	509
Land agreement proceeds	335	418	2,788	1,956
Gold-linked convertible loan interest from Borborema	287	—	786	—
Total Revenue, Land Agreement Proceeds and Interest	2,601	1,370	9,001	3,897
Land agreement proceeds credited against other mineral interests	(254)	(347)	(1,467)	(1,639)
Pre-acquisition royalty revenue credited against Cozamin purchase price	—	(226)	—	(226)
Gold-linked convertible loan interest from Borborema	(287)	—	(786)	—
Revenue	2,060	797	6,748	2,032

Cash Operating Expenses

Cash Operating Expenses are determined by deducting depreciation and share-based compensation from general, administrative and project evaluation costs. The Company has included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The following is a reconciliation of Cash Operating Expenses to general, administrative and project evaluation costs.

	For the three months ended September 30		For the nine months ended September 30
	2024	2023	2024	2023
(in thousands of dollars)	($)	($)	($)	($)
General and administrative costs	(2,413)	(2,188)	(7,389)	(8,029)
Project evaluation costs	(15)	(29)	(47)	(278)
General, administrative and project evaluation costs	(2,428)	(2,217)	(7,436)	(8,307)
Depreciation	20	13	59	50
Share-based compensation	445	562	1,499	2,270
Cash Operating Expenses	(1,963)	(1,642)	(5,878)	(5,987)